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                               December 23, 1999

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Mr. Russell Mancuso
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

     ORATEC Interventions, Inc.
     Registration Statement on Form S-1, SEC File No. 000-26745
     ----------------------------------------------------------

Dear Mr. Mancuso:

     On behalf of ORATEC Interventions, Inc. (the "Company"), we hereby withdraw the Company's Registration Statement on Form 8-A, SEC File No. 000-26745, which was filed with the SEC on July 16, 1999 (the "8-A") in connection with the Company's proposed initial public offering.

     The Company decided not to proceed with the initial public offering and has withdrawn the Registration Statement on Form S-1 which was filed on July 9, 1999, and amended by Amendment No. 1 to the Registration Statement which was filed on August 16, 1999. If you have any questions related to the foregoing, please feel free to call the undersigned at 650-233-8552 or Mark B. Weeks at 650-233-8352.

                                                Sincerely,

                                                VENTURE LAW GROUP
                                                A Professional Corporation

                                                /s/  Brooke Campbell

                                                Brooke Campbell


cc:  Mark B. Weeks